FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 22, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for February 22, 2005 and incorporated by reference herein is the Registrant’s immediate report dated February 22, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: February 22, 2005

BLUEPHOENIX SOLUTIONS REPORTS FOURTH QUARTER AND YEAR END RESULTS

Herzlia, Israel – February 22, 2005 – BluePhoenix Solutions Ltd. (NASDAQ:BPHX), the leader in Enterprise IT Modernization, today announced financial results for fourth quarter and year ended December 31, 2004.

For the year ended December 31, 2004, BluePhoenix reported record sales of $57.2 million, up 5% from $54.3 million in the previous year. The Company reported operating income of $3.5 million as compared to $1.9 million in 2003. The net income for 2004 was $2.8 million, or $0.21 per share, compared with $1.9 million or $0.14 per share in 2003.

For the fourth quarter of fiscal 2004, BluePhoenix reported sales of $14.5 million, up 3% from $14.1 million in the comparable fourth quarter of 2003. Operating income for the fourth quarter was $810,000, compared to $885,000 in the fourth quarter of 2003. Net income for the fourth quarter was $632,000, or $0.05 per share, as compared to $922,000, or $0.07 per share, in the fourth quarter of 2003.

“During 2004, we successfully managed to expand and improve our suite of modernization tools, while improving the overall performance of the Company. The market for our tools has been proven. We are constantly receiving reassurance of the strong demand for our capabilities, from customers as well as leading technological and market analysts. Part of this year’s revenue growth is attributable to the early results of our increased marketing and promotional activities,” said Arik Kilman, Chief Executive Officer of BluePhoenix Solutions.

“I am very optimistic about the future growth of the modernization market, and believe that our company’s road map will lead us to reap the long-term seeds we have been planting. We are receiving a growing number of initial orders from new customers, where we are required to demonstrate the high-performance capabilities of our various tools. Underlying these orders are large-scale modernization deals. We believe that the successful delivery of these projects, although sometimes at lower margins, helps us address the large potential of this market. Our current orders and pipeline stream is proof of the need for our solutions. Our near-term success will be measured by the growth in the number of new orders. The measurable results will follow the introduction of new and improved automated modernization tools, and are expected to materialize in the second half of 2005 and forward.” concluded Mr. Kilman.

Arik Kilman, BluePhoenix Chief Executive Officer, and Iris Yahal, Chief Financial Officer, will discuss twelve month and forth quarter results, and will be available to answer questions in a conference call.

Conference Call Details:
The conference call will be held on

Tuesday, February 22nd, 2005 at 10:00 A.M. (EST)

Interested parties are welcome to call the telephone numbers listed below, 5–10 minutes prior to the start of the conference call.

In the US call: Outside the US call:	(800) 288-8975 +1 (612) 332-0228

Callers should reference “BluePhoenix Solutions Fourth Quarter and Year End Results 2004” to the AT&T conference call operator.

An automated replay of the conference call will be available from February 22nd at 01:00 P.M. until February 24th at 11:59 P.M. (EST).

To access the replay call (USA) (800) 475-6701, (International) 1-(320) 365-3844, and enter the BluePhoenix Solutions access code of 770835.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The Company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel, and Australia.

The Company’s major shareholder is the Formula Group (NADSAQ:FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

Company Contact: Iris Yahal +972-9-9526110

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands,except per share amounts)

	Three months ended December 31,		Year ended December 31,

	2004	2003	2004	2003
	Unaudited

Revenues	$14,543	$14,081	$57,186	$54,340

Cost of revenues	6,207	6,026	24,253	24,115

Gross profit	8,336	8,055	32,933	30,225

Software development costs, net	1,982	2,061	8,055	8,138

Selling, general and
administrative expenses	5,172	4,802	19,981	18,847

	1,182	1,192	4,897	3,240

Depreciation	372	307	1,407	1,293

Operating income	810	885	3,490	1,947

Financial income, net	46	67	(882)	165

Other income, net	--	315	1,087	943

Income before taxes	856	1,267	3,695	3,055

Taxes on income	255	5	260	152

	601	1,262	3,435	2,903

Minority interest	123	(70)	(73)	(154)

Equity in losses of affiliated companies	(92)	(270)	(516)	(898)

Net income	632	922	2,846	1,851

Basic earnings per share	0.05	0.07	0.21	0.14

Diluted earnings per share	0.05	0.07	0.21	0.14

Common shares outstanding	13,534	13,458	13,523	13,451

Common shares assuming dilution	14,752	13,949	14,679	13,644

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31 2004	December 31 2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,363	$11,105
Marketable securities	177	406
Accounts receivable:
Trade	15,814	12,617
Other	2,175	1,899

Total current assets	27,529	26,027

INVESTMENTS	--	3,578

FIXED ASSETS
Cost	10,614	8,920
Less - accumulated depreciation	7,921	6,121

Total fixed assets	2,693	2,799

OTHER ASSETS, NET	60,268	48,416

Total assets	$90,490	$80,820

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$7,214	$8,342
Accounts payable and accruals:
Trade	4,382	3,425
Deferred revenue	2,583	3,034
Other	6,993	10,980

Total current liabilities	21,172	25,781

LONG-TERM LIABILITIES:
Convertible debentures	5,149	--
Loans from banks and others and convertible debt	7,736	2,065
Accrued severance pay, net	961	915
Provision for losses in formerly-consolidated subsidiary	1,971	1,971

Total long-term liabilities	15,817	4,951

MINORITY INTEREST	4,870	4,690

SHAREHOLDERS' EQUITY
(net of cost of 1,870,565 shares held by subsidiaries)	48,631	45,398

Total liabilities and shareholders' equity	$90,490	$80,820